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                           December 23, 2020

       John V. Winfield
       Chief Executive Officer
       Santa Fe Financial Corporation
       12121 Wilshire Boulevard, Suite 610
       Los Angeles, CA 90025

                                                        Re: Santa Fe Financial
Corporation
                                                            Amendment No. 1 to
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed on December
18, 2020
                                                            File No. 000-06877

       Dear Mr. Winfield:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comments, we may have additional comments.

       PRER14C filed December 18, 2020

       General

   1. We note your response to comment 1 and that you incorporate Item 14(b)(11) on Schedule
                                                        14A by reference.
Please disclose the information required by Item 14(b)(11) or tell us why you believe you can
incorporate it by reference. In this regard, we note that Item
                                                        14(e) of Schedule 14A
allows only for Item 14(c) information to be incorporated by reference.
 John V. Winfield
FirstName  LastNameJohn  V. Winfield
Santa Fe Financial Corporation
Comapany23,
December   NameSanta
              2020    Fe Financial Corporation
December
Page 2    23, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction